FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Dividend to be charged to unrestricted reserves and scrip dividend	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Following the Significant Event submitted by Telefónica, S.A. on May 14th, 2012, the Company reports that on June 1st, the free allotment rights trading period for the paid-up capital increase ended.

The shareholders of 37.68% of the free allotment rights have accepted the purchase commitment assumed by Telefónica, S.A. The gross amount paid by Telefónica, S.A. for this amortized rights is 490,138,083.465 euros.

The holders of 62.32% of the free allotment rights are entitled to receive new shares of Telefónica S.A. Nevertheless, Telefónica has waived the subscription of the new shares that corresponds to the treasury shares at the Record Date (May 17th, 2012).

Therefore, the final number of ordinary shares with a nominal value of one (1) euro issued in the capital increase amounts to 71,237,464, corresponding to 1.59% of the capital, being the amount of the capital increase 71,237,464 euros.

The public deed of this share capital increase has been registered today in the Madrid Mercantile Registry (Registro Mercantil). Consequently, the share capital of Telefónica, S.A. now stands at 4,551,024,586 euros, divided in 4,551,024,586 shares.

It is expected that the new shares will be admitted to trading on the Spanish Stock Exchanges and on the Automated Quotation System (Sistema de Interconexión Bursátil Español) on June 12th, so that the ordinary trading of the new shares will begin on June, 13th. The admission to trading on the different foreign Stock Exchanges where Telefónica is listed will also be requested.

Madrid, June 8th, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: June 8th, 2012	By:	/s/ Ramiro Sánchez de Lerín García -Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors